FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of February 2005

Commission File Number: 001-32294
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TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 5667 8282 Fax # 91 22 5665 7799
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	[x]	Form 40-F	[ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	[ ]	No	[x]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	[ ]	No	[x]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[x]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

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TABLE OF CONTENTS

Item 1:     Form 6-K dated February 25, 2005 along with the Press Release.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited
By: /s/ Hoshang K Sethna
Name: Hoshang K Sethna
Title: Company Secretary

Dated: February 25, 2005

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Item 1

TATA MOTORS LIMITED
Bombay House, 24, Homi Mody Street, Mumbai 400 001.

News Release	February 25, 2005

Tata Motors to acquire 21% stake in Hispano Carrocera

The Board of Tata Motors, India's largest automobile manufacturing Company, today approved a proposal to acquire 21% stake in Hispano Carrocera S.A (HC), a well known Spanish bus manufacturing Company, with an option to acquire 100% holding. Tata Motors will have the license for technology and brand rights from HC. The total deal consisting of Equity, Debt & Technology Licensing will add up to Euro 12 million (about Rs.70 crores).

HC which currently enjoys a market share of 25% in the bus market in Spain, sells its buses in Europe and several other countries outside Europe. It has its own in house product development facility for buses and coaches.

States Mr Ravi Kant, Executive Director - Commercial Vehicle Business Unit, Tata Motors, 'This strategic alliance with Hispano Carrocera will give us access to its design and technological capabilities to fully tap the growing potential of this segment in India and other export markets, besides providing us with a foothold in developed European markets'.

Tata Motors, the world's fifth largest medium and heavy commercial vehicle manufacturer, produces more than 150 commercial vehicle models with a range of light, medium to heavy-duty trucks, buses and tractor-trailers. Tata Motors, with annual revenues of over US$ 3.5 billion (FY 2003-04), is a leading flagship company of the Tata Group.

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For further press queries please contact Ms Ruchika Batra at +91 22 5665 7209 or email at : ruchika.batra@tatamotors.com.

All statements contained herein that are not statements of historical fact constitute "forward-looking statements. All statements regarding our expected financial condition and results of operations, business, plans and prospects are forward-looking statements. These forward-looking statements include but are no limited to statements as to our business strategy, our revenue and profitability, planned projects and other matters discussed herein regarding matters that are not historical fact. These forward-looking statements and any other projections (whether made by us or any third party) involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements or other projections. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by or on our behalf.